                                                                    Exhibit (12)
                             CMS ENERGY CORPORATION
                       Ratio of Earnings to Fixed Charges
                             (Millions of Dollars)


                                        Nine Months
                                              Ended        Years Ended December 31
                                 September 30, 1997  1996  1995  1994  1993   1992
                                 ------------------  ----  ----  ----  ----  -----
                                                                                (b)
        Earnings as defined (a)
-------------------------------
Consolidated net income (loss)                $ 204  $240  $204  $179  $155  $(297)
Income taxes                                    107   139   118    92    75   (146)
Exclude equity basis subsidiaries               (61)  (85)  (57)  (18)   (6)    10
Fixed charges as defined, adjusted to
  exclude capitalized interest of $11, $8,
  $8, $6, $5, and $3 million for the nine
  months ended September 30, 1997 and for the
  years ended December 31, 1996, 1995,
  1994, 1993 and 1992, respectively             228   275   268   226   241    225
                                              ------------------------------------

Earnings as defined                           $ 478  $569  $533  $479  $465  $(208)
                                              ====================================


Fixed charges as defined (a)
----------------------------
Interest on long-term debt                    $198  $230  $224  $193  $204   $169
Estimated interest portion of lease rental       6    10     9     9    11     16
Other interest charges                          34    43    42    30    32     43
                                              -----------------------------------

Fixed charges as defined                      $238  $283  $275  $232  $247   $228
                                              ===================================


Ratio of earnings to fixed charges            2.01  2.01  1.94  2.07  1.88      -
                                              ===================================



NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.33 excluding these amounts.